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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. ______ )*

CRESCENT REAL ESTATE EQUITIES COMPANY
(Name of Issuer)
COMMON SHARES, $0.01 PAR VALUE
(Title and Class of Securities)
225756105
(CUSIP Number)

Morgan Stanley
1585 Broadway
New York, NY 10036
Attention: Barbara L. Burns
Tel: (212) 762-4744

Goodwin Procter LLP
53 State Street
Boston, MA 02109
Attention: John T. Haggerty
Tel: (617) 570-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	225756105	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Morgan Stanley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		16,902,180.9

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		--0--

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		--0--

WITH	10	SHARED DISPOSITIVE POWER:

--0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,902,180.9

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.36%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

CUSIP NO. 225756105	Page 3 of 6 Pages
Item 1. Security and Issuer.
     The securities to which this statement relates are common shares of beneficial interest, par value $0.01 per share, (the “Common Shares”) of Crescent Real Estate Equities Company, a Texas real estate investment trust (the “Company”). The principal executive offices of the Company are located at 777 Main Street, Suite 2100, Forth Worth, Texas 76102.
Item 2. Identity and Background.
     (a) — (c) Morgan Stanley, a Delaware corporation (“Morgan Stanley” or the “Reporting Person”) is a leading global financial services firm providing a wide range of investment banking, securities, investment management, wealth management and credit services. Morgan Stanley’s subsidiaries include, Moon Acquisition Holdings LLC, a Delaware limited liability company (“Parent”), Moon Acquisition LLC, a Delaware limited liability company (“REIT Merger Sub”) and Moon Acquisition Partnership, a Delaware limited partnership (“Partnership Merger Sub”, and collectively with Parent and REIT Merger Sub, the “Purchaser Parties”). The principal executive offices of Morgan Stanley are located at 1585 Broadway, New York, NY 10036.
     Attached hereto as Exhibit 99.1 is a list of the directors and executive officers of Morgan Stanley which contains the information required to be provided in this statement with respect to each such person and is specifically incorporated herein by reference.
     (d) — (e) During the last five (5) years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Exhibit 99.1, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Exhibit 99.2 hereto.
     (f) The citizenship of each of the persons listed in Exhibit 99.1 is provided therein.
Item 3. Source and Amount of Funds or Other Consideration.
     On May 22, 2007, Parent, REIT Merger Sub and Richard E. Rainwater entered into a Voting Agreement (as thereafter amended, the “Rainwater Voting Agreement”) as an inducement for the Purchaser Parties to enter into the Merger Agreement discussed in Item 4 and in consideration thereof. On June 27, 2007, the parties to the Rainwater Voting Agreement and Darla D. Moore, the wife of Mr. Rainwater, entered into that certain First Amendment and Joinder of Voting Agreement in order to, among other matters, join Ms. Moore as a party to the Rainwater Voting Agreement. Morgan Stanley has not paid additional consideration to Mr. Rainwater, Ms. Moore, the Company or the General Partner in connection with the execution and delivery of the Voting Agreements.
     The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.
Item 4. Purpose of Transaction.
     (a) — (b) On May 22, 2007, the Company, Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership (the “Operating Partnership”), and the Purchaser Parties entered into an

CUSIP NO. 225756105	Page 4 of 6 Pages
Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, the Company will merge with and into REIT Merger Sub, which will be the surviving entity (the “REIT Merger”), and Partnership Merger Sub will merge with and into the Operating Partnership, which will be the surviving entity (the “Partnership Merger” and, together with the REIT Merger, the “Mergers”). Upon the effective time of the REIT Merger: (i) Common Shares issued and outstanding immediately prior to the effective time of the REIT Merger and not subject to dissenters’ rights (other than shares held by the Company or its subsidiaries or REIT Merger Sub, which will be automatically canceled and retired and cease to exist with no payment being made, and shares held by properly dissenting shareholders) will automatically be canceled and converted into the right to receive cash, without interest, equal to $22.80 per Common Share, reduced by the per share amount, if any, distributed to holders of Common Shares relating to distributions the Company made that are necessary for the Company either to maintain its status as a real estate investment trust or to avoid the imposition of corporate level tax or excise tax under the U.S. Internal Revenue Code of 1986, as amended, (the “Common Share Merger Consideration”) and (ii) each outstanding option to purchase Common Shares (an “Option”) will automatically be canceled and converted into the right to receive cash equal to the product of (A) the number of Common Shares issuable upon exercise of such option (assuming full vesting) and (B) the excess, if any, of the Common Share Merger Consideration over the exercise price per Common Share. The obligations of the parties to the Merger Agreement to effect the Mergers are subject to certain conditions, including the approval of the REIT Merger by the Company’s shareholders, and the receipt of applicable governmental approvals.
     Parent and REIT Merger Sub entered into the Rainwater Voting Agreement in connection with the Merger Agreement. Pursuant to the Rainwater Voting Agreement, Mr. Rainwater and Ms. Moore agreed to vote, and have irrevocably appointed Morgan Stanley as his or her agent, attorney-in-fact and proxy to vote, his or her Common Shares beneficially owned as of May 22, 2007 or acquired thereafter: (i) in favor of the approval of the REIT Merger, presented for consideration to any persons; (ii) against any proposal or transaction which could prevent or delay the consummation of the REIT Merger; (iii) against any action which would frustrate the purposes, or prevent or delay the consummation, of the REIT Merger; (iv) in favor of the approval and adoption of the Merger Agreement; and (v) against any action which would frustrate the purposes, or prevent or delay the effectiveness of the Merger Agreement.
     The Rainwater Voting Agreement also provides that, except under certain limited circumstances, Mr. Rainwater and Ms. Moore will not sell, assign, transfer or otherwise dispose of or encumber any of such Common Shares owned as of May 22, 2007 or acquired thereafter. The Rainwater Voting Agreement will terminate upon the earlier of the effective time of the Mergers or the termination of the Merger Agreement in accordance with its terms.
     The purpose of the transactions contemplated by the Rainwater Voting Agreement is to support the consummation of the transactions contemplated under the Merger Agreement.
     (c) Not applicable.
     (d) Upon the consummation of the REIT Merger, Parent shall be the managing member of REIT Merger Sub, the surviving entity in the REIT Merger.
     (e) Other than as a result of the Mergers described in Item 4(a) and (b) above, not applicable.
     (f) Not applicable.

CUSIP NO. 225756105	Page 5 of 6 Pages
     (g) At the effective time of the REIT Merger, the certificate of formation of REIT Merger Sub shall be the Certificate of Formation of the surviving entity in the REIT Merger, until thereafter amended as provided by law. At the effective time of the REIT Merger, the operating agreement of REIT Merger Sub shall be the operating agreement of the surviving entity until thereafter amended in accordance with the provisions thereof and as provided by applicable law.
     (h) — (i) If the REIT Merger is consummated as planned, the Common Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     (j) Other than as described above, Parent currently has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.
     References to, and descriptions of, the Mergers, the Merger Agreement and the Rainwater Voting Agreement as set forth herein are qualified in their entirety by reference to the Merger Agreement, the Rainwater Voting Agreement and that certain First Amendment and Joinder of Voting Agreement included as Exhibits 99.3, 99.4, 99.5 and 99.6, respectively, to this statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.
Item 5. Interest in Securities of the Issuer.
     (a) — (b) On May 22, 2007, Morgan Stanley was the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of 0.2073% of the total issued and outstanding Common Shares. Additionally, pursuant to the Rainwater Voting Agreement, Morgan Stanley may be deemed to have acquired sole voting power (for the purposes described in the Rainwater Voting Agreement) with respect to, and beneficial ownership of, the Common Shares beneficially owned by Mr. Rainwater and Ms. Moore. Based on representations made by Mr. Rainwater and Ms. Moore in the Rainwater Voting Agreement, Mr. Rainwater and Ms. Moore together beneficially own 16,621,283 Common Shares (including Common Shares that may be issued in exchange of partnership units of the Operating Partnership beneficially owned by Mr. Rainwater and Ms. Moore), constituting approximately 16.1539% of the total issued and outstanding Common Shares (based on the number of 102,893,011 outstanding as of May 18, 2007 as represented by the Company in the Merger Agreement).
     (c) The trade dates, number of Common Shares purchased, or sold or otherwise acquired and the price per Common Share (including commissions) for all purchases, sales or acquisitions of the Common Shares by Morgan Stanley and its affiliates in the 60 days prior to May 22, 2007 are set forth on Exhibit 99.7 hereto and are incorporated herein by reference. All of the transactions set forth on Exhibit 99.7 were effected in the ordinary course of business by affiliates of Morgan Stanley that are not involved in the proposed transaction with the Company. The information set forth in Item 4 above is incorporated herein by reference.
     (d) To Morgan Stanley’s knowledge, Mr. Rainwater and Ms. Moore have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares owned by Mr. Rainwater and Ms. Moore, respectively, and reported by this statement.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth under Items 3 and 4 above and are incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
     The following documents are filed as exhibits to this Schedule 13D:

CUSIP NO. 225756105	Page 6 of 6 Pages

*99.1	Directors and Executive Officers of Morgan Stanley

*99.2	Schedule of Disclosure

99.3	Agreement and Plan of Merger, dated as of May 22, 2007, by and among Crescent Real Estate Equities Company, Crescent Real Estate Equities Limited Partnership, Moon Acquisition Holdings LLC, Moon Acquisition LLC, and Moon Acquisition Limited Partnership (incorporated by reference to Exhibit 2.01 of the Company’s Current Report on Form 8-K filed May 25, 2007 (File No. 1-13038 ))

99.4	Form of Voting Agreement, dated as of May 22, 2007, by and among Crescent Real Estate Equities Company, Crescent Real Estate Equities, Ltd., Moon Acquisition Holdings LLC, Moon Acquisition LLC, and Moon Acquisition Limited Partnership (incorporated by reference to Exhibit 99.4 of Morgan Stanley’s Statement of Beneficial Ownership on Form 13D filed June 1, 2007 (File No. 005-82911 ))

99.5	Form of Voting Agreement, dated as of May 22, 2007, by and among Richard E. Rainwater, Moon Acquisition Holdings LLC and Moon Acquisition LLC (incorporated by reference to Exhibit 99.5 of Morgan Stanley’s Statement of Beneficial Ownership on Form 13D filed June 1, 2007 (File No. 005-82911 ))

*99.6	First Amendment and Joinder of Voting Agreement, dated as of June 27, 2007, by and among Richard E. Rainwater, Darla D. Moore, Moon Acquisition Holdings LLC and Moon Acquisition LLC

*99.7	Schedule of Transactions

     *          Filed herewith

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2007	MORGAN STANLEY

	By:	/s/ Christopher L. O’Dell Christopher L. O’Dell
Authorized Signatory